Filed by Broadcom Cayman L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

February 23, 2018 DEAR QUALCOMM STOCKHOLDER, With the Annual Meeting of Qualcomm Stockholders just days away, we urge you to maximize the value of your investment in Qualcomm by voting the BLUE proxy card “FOR” ALL of Broadcom’s six independent director nominees. A vote on the BLUE proxy card is a vote to give Qualcomm stockholders the opportunity to obtain the benefits of Broadcom’s premium offer by electing directors who will act in your best interests. We believe Broadcom’s offer is the most attractive, value-enhancing alternative available to Qualcomm investors. Qualcomm previously stated that $110 per share is a “full and fair” price for NXP, yet Qualcomm has now agreed to pay $127.50 per share for NXP. That equates to $6.2 billion of value transferred away from Qualcomm stockholders, including you, to NXP stockholders. As a result, Broadcom has adjusted its offer to acquire Qualcomm to $79 per share, consisting of $57 in cash and $22 in Broadcom stock, which represents a significant cash premium plus the opportunity to participate in the upside potential of the combined company. LEADING INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND VOTING THE BLUE PROXY CARD Leading proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis concluded that Qualcomm should negotiate with Broadcom in order to maximize stockholder value and have recommended Qualcomm stockholders vote on the BLUE proxy card. ISS recommended a vote for four of Broadcom’s independent director nominees and Glass Lewis recommended a vote for all six of Broadcom’s independent director nominees. They and other third parties clearly agree:1 Qualcomm has significant business challenges and a history of failed promises. ISS 2/16/18 “The deterioration of [Qualcomm’s] fundamentals, combined with the significant underperformance relative to peers and the SOX index, calls into question Qualcomm’s business model, and what kind of long-term return shareholders should expect over the next transition to the 5G technology.” Glass Lewis 2/20/18 “Management’s FY2019 target includes…considerable execution risk, in our view.” Kevin O’Leary of “Shark Tank” on CNBC 2/5/18 “There are many shareholders, including me, who think Qualcomm is very poorly managed...I would like adult supervision to come in from Broadcom, work it out with Apple and make it so that I can make more money with Apple as opposed to litigating until the cows come home.”

Chris Caso, Raymond James 2/12/18 “Even before the Apple dispute, Qualcomm hadn’t grown earnings since FY13, despite being the dominant technological leader in its core market; so while Qualcomm’s technology has clearly benefited the industry, shareholders haven’t benefited for a while.” Bradley Gastwirth, ABR Investment Strategy 2/12/18 “Qualcomm as a standalone is in a lot of trouble on a long-term basis and Broadcom and Hock Tan have done an incredible job of acquiring companies and getting them part of their core and I think they will do the same here with Qualcomm.” Broadcom can create significantly more value for Qualcomm stockholders. ISS 2/16/18 “Qualcomm’s optimistic vision of the future would likely resonate more effectively among shareholders if the company’s track record was more like that of its would-be acquirer.” Glass Lewis 2/20/18 “Ultimately, we believe the generally poor TSR performance of Qualcomm and the generally favorable TSR performance of Broadcom supports the notion that Qualcomm shareholders could potentially benefit from the change in executive leadership that a merger with Broadcom would provide.” Amit Daryanani, RBC Capital Markets 2/15/18 “Under Mr. Tan’s leadership, [Broadcom] has a proven track record of closing transactions in a timely manner and successful integration.” Stacy Rasgon, Bernstein Research 2/14/18 “…Broadcom does have probably a much better relationship with the regulators, they’ve been to this rodeo a number of times…” Edward Snyder, Charter Equity Research 2/13/18 “The debate over who should control Qualcomm’s assets is really a debate about shareholder returns, and on that measure Broadcom outpaces all other large-cap semiconductor companies on both a relative and absolute basis. It’s not only more consistent at generating strong results, but also at meeting and exceeding consensus forecasts.” Broadcom’s director nominees are highly qualified and the independent voice that Qualcomm stockholders deserve to act in their best interests. ISS 2/16/18 “[W]hile the proportionality of the Qualcomm board’s future responses to any new information remains to be seen, the tenor of its engagement leading up to the present raises questions as to whether the incumbent board is committed to playing its part in attempting to maximize the offer.”

Glass Lewis 2/20/18 “At this juncture, given the Qualcomm board’s repeated rejection of Broadcom’s offer and our doubt about its willingness to seriously negotiate with Broadcom, we believe a change in the composition of the board is warranted. Moreover, given the incumbent directors’ unanimous opposition to Broadcom’s offer, we believe reconstituting a majority of the board would be necessary to kick start the engagement effort.” Craig A. Ellis, B Riley 12/7/17 “We believe Broadcom’s [nominees] are both well credentialed and highly relevant, improving deal prospects.” VOTE THE ENTIRE BLUE PROXY CARD TODAY FOR ENHANCED VALUE Broadcom’s offer provides you and your fellow stockholders the best opportunity to realize the present and future value of your investment. We encourage you to send a clear message to the Qualcomm board. Make your voice heard by voting the BLUE proxy card to elect ALL SIX director candidates nominated by Broadcom. Sincerely, Hock Tan President and CEO Broadcom

VOTE “FOR” ALL SIX OF BROADCOM’S HIGHLY QUALIFIED DIRECTOR NOMINEES ON THE BLUE PROXY CARD If you have any questions or need assistance voting your BLUE proxy, please call our proxy solicitor: TOLL-FREE COLLECT (800) 848 -2998 (212) 269 -5550 Cautionary Note Regarding Forward-Looking Statements This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of shareholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of shareholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm shareholders. In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction. Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/ or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in Solicitation Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of shareholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 20, 2018. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov. 1 Permission to use quotations neither sought nor obtained